February 24, 2015

Ms. Sharon Blume

Mr. Mark Brunhofer

Mr. Jim B. Rosenberg

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:      iKang Healthcare Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed July 25, 2014 and Amended July 31, 2014

File No. 1-36403

Dear Ms. Sharon Blume, Mr. Mark Brunhofer and Mr. Jim B. Rosenberg,

iKang Healthcare Group, Inc. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated February 20, 2015 with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2014.

The Company has carefully reviewed and considered the Staff’s comments, and is in the process of preparing a response to these comments. Regrettably, February 18 to 24 are official holidays in China, therefore the Company believes that it will not be in a position to respond to the Staff’s comments within ten business days, as requested by the Staff. The Company would need additional time to collect sufficient information and perform thorough analysis. The Company expects to be in a position to respond to the Staff’s comments by March 19, 2015 and appreciates the Staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5320-6689 or email address luke.chen@ikang.com, Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com or Mr. Terrence O’Donnell of Davis Polk & Wardwell LLP at telephone number (852) 2533-3376 or email address terrence.odonnell@davispolk.com.

Sincerely,

By:	/s/ Yang Chen
Name:	Yang Chen
Title:	Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP